UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

For immediate release

Creo Reports 2004 Fiscal Year and Fourth-Quarter Financial Results

•	Earnings Increase of 108% to $11.5 million in Fiscal 2004

•	Revenue Growth of 10% to $635.8 million in Fiscal 2004

•	Strong Annual Growth in Consumables Revenue - Up 62% to $76.8 million

Vancouver, BC, CANADA (November 17, 2004) – Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced its financial results for the fiscal year and fourth quarter ended September 30, 2004, reported in U.S. dollars. Revenue in fiscal 2004 was $635.8 million, an increase of 10.0 percent from fiscal 2003, in line with company guidance. Earnings were $11.5 million for the year, up from $5.5 million in fiscal 2003. Earnings were 21 cents per diluted share for fiscal 2004, compared to 11 cents of earnings per diluted share in the previous year. Earnings in fiscal 2004 included approximately 14 cents per diluted share of restructuring and severance expense and accelerated depreciation related to cost reduction activities, a non-cash intangible asset amortization charge of approximately 5 cents per diluted share, and a one-time gain of approximately 16 cents per diluted share from the sale of an investment.

Fourth quarter revenue was $167.1 million, an increase of 11.2 percent from the fourth quarter of 2003. The company reported a loss of $1.3 million for the quarter, a decrease of $3.7 million compared to earnings of $2.4 million in the fourth quarter of 2003. The loss per share was 2 cents per share in the fourth quarter of 2004, compared to earnings of 5 cents per diluted share in the fourth quarter of last year. The loss this quarter included previously announced items of approximately 4 cents per share of restructuring, 3 cents of severance expense and accelerated depreciation, and 1 cent of non-cash intangible asset amortization.

Consumables revenue reached $24.3 million this quarter, an increase of 105.2 percent compared to the fourth quarter of last year and a 12.6 percent increase compared to the third quarter of 2004. For the year, consumables revenue grew by 62.3 percent to $76.8 million compared to fiscal 2003.

“Creo’s performance in fiscal 2004 establishes a strong foundation for growth in earnings and shareholder value,” said Amos Michelson, chief executive officer of Creo. “We doubled earnings and demonstrated tremendous growth in our first year as a digital plate vendor, exceeding our goal to increase consumables revenue by 50 percent. We also achieved our goal of 10 percent total revenue growth. All economic segments showed revenue gains over the prior year – with the most significant improvements in Asia-Pacific and in our OEM business. However, the strength of the Canadian dollar and cost of entering the digital plate business, together with pricing pressure in the computer-to-plate (CTP) market-reduced gross margins in the latter half of the year. In light of these factors, we announced a broad-based cost-reduction program on October 6. We are now implementing this program which we expect to produce annualized savings of $24 million by the third quarter of 2005. These measures, together with the continuing operational improvement in our plate business, will help offset gross margin pressures and drive increased earnings through fiscal 2005.”

Mr. Michelson continued, “We are confident that the steps we are taking to streamline our operations and strengthen our competitive cost position will provide a strong platform to deliver another strong year of earnings and revenue growth. The successful execution of our digital media strategy will continue to be our primary focus in the year ahead. Existing and future Creo customers look to Creo for innovative solutions, including consumables. We have been ramping up plate production through the year, and we expect orders from our customers will exceed our existing plate capacity within our forecast horizon. In October we announced plans to double production capacity at our West Virginia plant by the end of calendar 2005. We have also negotiated the purchase of land in Germany to begin construction of a European plate facility that we expect to begin production in late 2006 and will ultimately provide an additional 20 million m2 (215 million ft2) of annual plate-production capacity. Other priorities for 2005 include a focused and continued attention to managing costs while balancing mid and short-term objectives, increasing sales efficiency of both direct and indirect channels, and positioning Creo to take advantage of the growth opportunities in digital printing.”

Gross margin in the fourth quarter of 2004 was 40.7 percent, compared to 44.1 percent in the fourth quarter of 2003. The cost of ramping up Creo’s plate business to meet customer demand for digital plates, changes in product mix, and pricing pressures on CTP systems reduced gross margin in the second half of fiscal 2004. Gross margin in fiscal 2004 was 42.4 percent compared to 44.6 percent in fiscal 2003. Severance costs of $0.5 million were included in cost of sales in the fourth quarter of 2004 and $1.0 million were included in fiscal 2004.

Total operating expenses were $69.6 million for the fourth quarter of 2004, including the previously announced expenses of $2.6 million for restructuring and $1.8 million for severances and accelerated depreciation. Total operating expenses in this quarter increased 10.5 percent compared to the fourth quarter of 2003 but were substantially unchanged excluding other expense, restructuring and severance costs, accelerated depreciation, intangible asset amortization and the impact of foreign currency. Total operating expenses in fiscal 2004 of $266.3 million, including the previously announced expenses of $4.3 million for restructuring and $3.9 million for severances and accelerated depreciation, increased by 7.5 percent compared to fiscal 2003. Before the impact of foreign currency, intangible asset amortization, severance and restructuring costs, accelerated depreciation, and financial and other income, total operating expenses in fiscal 2004 decreased approximately 3.2 percent compared to fiscal 2003.

Cash flow from operations was $4.6 million, reflecting year-end inflows from certain accounts and trade payables and accruals related to the restructuring activities. Cash on hand at quarter end was $82.6 million compared to $59.0 million at the same quarter end last year. Weighted shares outstanding were 55,121,336 for the fourth quarter of 2004 and weighted shares outstanding (diluted) were 53,573,425 for fiscal 2004.

Fiscal 2004 Highlights

•	Creo entered the plate market in September 2003 and has grown to be the fourth largest digital plate vendor in the world in just one year. In fiscal 2004, the company acquired two plate-manufacturing facilities – one in South Africa and the other in West Virginia – for an aggregate acquisition cost of $26.7 million, net of working capital.

•	Creo-branded plates are now in use in commercial, newspaper and packaging printing in nearly every region of the globe,with approximately eight percent of existing Creo customers – and approximately one-third of new customers – using Creo plates.

•	Creo signed an agreement with Xerox Corporation to resell mid-range and entry-level production color digital presses in Canada and the United States in January 2004. Together with Xerox, the company also introduced the industry’s first fully integrated production workflow for digital and commercial printing.

•	Creo raised net proceeds of $48.4 million in an offering of 5 million Creo common shares in March 2004. Proceeds from this offering will support the capital expenditure requirements over the next two years for the capacity expansion in the West Virginia plate manufacturing plant and construction of a new plate-manufacturing facility in Germany.

•	In May, Creo exhibited at Drupa 2004, the largest trade show in the graphic arts industry. Creo demonstrated a full range of complete prepress solutions for packaging, newspaper and commercial printers. Important new products launched at Drupa included Brisque® 5.0 and Prinergy® Evo as well as the Magnus™ VLF, the most productive very-large-format computer-to-plate device available today

•	In July, Creo’s Board established a Special Committee of independent directors charged with evaluating and assessing Creo’s current business plan and considering a full range of strategic options with the objective of enhancing shareholder value. Creo’s Board anticipates that the evaluation process will be completed during January 2005.

•	At the Graph Expo trade show in Chicago, subsequent to the end of the fourth quarter, Creo demonstrated a formidable array of new workflow products, including Prinergy® 3.0 and Synapse® Director.

Outlook

Mark Dance, chief financial officer and chief operating officer of Creo, stated, “We expect to see another year of strong growth, and are expecting 10 percent growth of overall revenue in 2005 and a second year of 50 percent plus growth in consumables revenue. We achieved our revenue and earnings targets in the fourth quarter of 2004 and we expect stable revenues and earnings, before restructuring and intangible asset amortization, in the first quarter of 2005. We will begin to see the impact of the cost-reduction initiative announced on October 6 reflected in increased gross margins and reduced operating expenses in the fiscal second quarter, with the full impact of the $24 million of annualized savings apparent in the third quarter. We are committed to achieving our target of eight percent earnings before tax in the fourth quarter of 2005.”

The company provided the following outlook for the fiscal first quarter ending December 31, 2004:

•	Revenue between $165 million and $170 million;

•	Earnings per diluted share between 0 and 4 cents per share, after approximately 2 cents per diluted share in restructuring costs to be paid in the first quarter of 2005 to complete the North American consolidation program and 1 cent per diluted share of intangible asset amortization.

The guidance is based on foreign exchange rates on November 8, 2004 and weighted shares outstanding (diluted) of approximately 56,000,000.

Creo reports its financial results in accordance with Canadian generally accepted accounting principles (GAAP). Therefore the company’s earnings per share results reported in this news release cannot be directly compared with First Call estimates as First Call estimates are based on adjusted analyst forecasts, which exclude restructuring costs and intangible asset amortization.

Conference Call

Creo will present the results from the 2004 fiscal year and fourth quarter at 5:00 pm Eastern Time (2:00 pm Pacific Time), today, November 17, 2004. The conference call may be accessed at http://www.creo.com/investors. To listen to the conference call live by telephone, dial +1-877-825-5811 for participants in North America and +1-973-582-2767 for international participants approximately ten minutes before the start time. A telephone playback will be available after the completion of the call until November 19, 2004 at 8:00 pm Eastern Time (5:00 pm Pacific Time) and can be accessed at +1-877-519-4471 for participants in North America and +1-973-341-3080 for international participants using the access code 5259956.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 F. +1.604.437.9891 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.419.4794 F. +1.604.437.9891 IR@creo.com

Creo Inc.

Segmented Revenue by Economic Segment

	Three months ended			Year ended
	September 30	September 30	June 30	September 30	September 30
(in thousands of U.S. dollars)	2004	2003	2004	2004	2003
Americas	$58,228	$54,380	$57,822	$226,437	$218,207
EMEA	62,510	57,188	56,904	240,352	221,054
Asia-Pacific	25,098	20,251	21,565	89,862	72,662
OEM and Other	21,272	18,446	19,898	79,148	66,115

	$167,108	$150,265	$156,189	$635,799	$578,038

Creo Inc.

Segmented Revenue by Economic Segment as a Percentage of Revenue

	Three months ended			Year ended
	September 30	September 30	June 30	September 30	September 30
(in thousands of U.S. dollars)	2004	2003	2004	2004	2003
Americas	34.8%	36.1%	37.0%	35.6%	37.8%
EMEA	37.5%	38.1%	36.4%	37.8%	38.2%
Asia-Pacific	15.0%	13.5%	13.8%	14.1%	12.6%
OEM and Other	12.7%	12.3%	12.8%	12.5%	11.4%

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)	September 30 2004	June 30 2004	September 30 2003
Assets
Current assets
Cash and cash equivalents	$82,565	$79,422	$59,021
Accounts receivable	140,819	136,149	126,506
Other receivables	25,819	28,394	23,634
Inventories	111,745	107,089	96,445
Income taxes receivable	4,147	6,990	6,078
Future income taxes	16,171	19,801	20,203

	381,266	377,845	331,887
Investments	--	--	12,912
Capital assets, net	120,653	121,662	112,441
Intangible assets, net	9,995	10,800	11,253
Goodwill	14,190	13,774	2,180
Other assets	37,269	30,317	17,405
Future income taxes	22,072	16,638	13,314

	$585,445	$571,036	$501,392

Liabilities
Current liabilities
Accounts payable	49,546	43,539	37,368
Accrued and other liabilities	82,524	73,489	78,074
Future income taxes	320	1,817	1,937
Deferred revenue and credits	64,748	62,962	57,520

	197,138	181,807	174,899
Long-term liabilities	12,166	14,917	16,950
Future income taxes	6,202	4,212	5,556

	215,506	200,936	197,405
Shareholders' Equity
Share capital	747,847	747,828	696,837
Contributed surplus	2,225	2,183	6,059
Cumulative translation adjustment	21,617	20,549	14,315
Deficit	(401,750)	(400,460)	(413,224)

Total shareholders' equity	369,939	370,100	303,987

	$585,445	$571,036	$501,392

Creo Inc.

Consolidated Statements of Operations and Deficit

	Three months ended			Year ended
	September 30	September 30	June 30	September 30	September 30
(in thousands of U.S. dollars, except share per amounts)	2004	2003	2004	2004	2003
Revenue
Product	$97,069	$94,326	$90,200	$379,489	$360,618
Service	45,772	44,114	44,432	179,520	170,104
Consumables	24,267	11,825	21,557	76,790	47,316

	167,108	150,265	156,189	635,799	578,038
Cost of sales	99,173	84,054	89,564	366,180	320,197

Gross profit	67,935	66,211	66,625	269,619	257,841

Research and development, net	22,924	20,665	19,221	84,464	79,007
Sales and marketing	29,421	28,055	28,202	112,763	106,892
General and administration	14,720	14,098	17,271	62,459	63,767
Other expense (income)	(811)	(1,270)	2,242	(913)	(7,997)
Restructuring	2,550	425	805	4,336	2,547
Business integration costs	--	271	--	--	876
Intangible asset amortization	805	709	834	3,148	2,659

	69,609	62,953	68,575	266,257	247,751
Earnings (loss) before undernoted items	(1,674)	3,258	(1,950)	3,362	10,090
Gain on sale of investment	--	--	--	(8,723)	--
Income tax expense (recovery)	(384)	866	(394)	611	1,541
Equity loss	--	--	--	--	3,040

Net earnings (loss)	$(1,290)	$2,392	$(1,556)	$11,474	$5,509

Earnings (loss) per common share
Basic	$(0.02)	$0.05	$(0.03)	$0.22	$0.11

Diluted	$(0.02)	$0.05	$(0.03)	$0.21	$0.11

Deficit, beginning of period	$(400,460)	$(415,616)	$(398,904)	$(413,224)	$(418,733)
Net earnings (loss)	(1,290)	2,392	(1,556)	11,474	5,509

Deficit, end of period	$(401,750)	$(413,224)	$(400,460)	$(401,750)	$(413,224)

Creo Inc.

Consolidated Statements of Cash Flows

	Year ended September 30
(in thousands of U.S. dollars)	2004	2003
Cash provided by operations:
Net earnings	$11,474	$5,509
Items not affecting cash:
Amortization	25,435	24,168
Stock compensation expense	382	--
Gain on sale of investment	(8,723)	--
Restructuring	408	--
Equity loss	--	3,040
Future income taxes	(2,308)	(903)
Other	(1,787)	(2,063)

	24,881	29,751

Changes in operating assets and liabilities:
Accounts receivable	(12,023)	701
Other receivables	(210)	9,947
Inventories	(10,807)	(2,784)
Accounts payable	7,891	(4,235)
Accrued and other liabilities	1,301	(351)
Income taxes	(11,347)	(16,355)
Deferred revenue and credits	4,874	(138)

	(20,321)	(13,215)

	4,560	16,536

Cash used in investing:
Purchase of intangible assets	(1,890)	--
Investments	--	(2,128)
Repayment of promissory note	(4,000)	18,760
Acquisition, net of cash acquired	(31,903)	(4,700)
Purchase of capital assets	(16,442)	(20,027)
Proceeds from sale of capital assets	5,517	827
Proceeds from the sale of investments	22,074	--
	161	(341)

Other	(26,483)	(7,609)

Cash provided by (used in) financing:
Proceeds from shares issued	49,784	644
Decrease in short-term debt	--	(16,749)
Decrease in long-term liabilities	(4,986)	(6,530)

	44,798	(22,635)

Foreign exchange gain on cash and cash equivalents held in foreign currency	669	2,058

Increase (decrease) in cash and cash equivalents	23,544	(11,650)
Cash and cash equivalents, beginning of year	59,021	70,671

Cash and cash equivalents, end of year	$82,565	$59,021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance,
Chief Financial Officer and Chief Operating Officer

Date: November 18, 2004